Filed Pursuant to Rule 433
Registration No. 333-180215
Issuer Free Writing Prospectus dated May 3, 2012
Relating to Preliminary Prospectus dated May 3, 2012

May 3, 2012

Dear Northeast Bancorp Shareholder:

The Board of Directors of Northeast Bancorp has authorized an offering of up to 4,760,000 shares of the Company’s common stock. The common stock may consist of voting common stock and non-voting common stock.

Enclosed is a copy of the preliminary prospectus for the proposed offering. If you would like more information about this offering, please contact Tim Moynihan of Janney Montgomery Scott LLC at 617-371-1563, or by email at tmoynihan@janney.com, as soon as possible.

On behalf of the directors, management and staff, we would like to thank you for the support you have shown us in the past.

Sincerely,

Richard Wayne

President and Chief Executive Officer

Northeast Bancorp has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Northeast Bancorp has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Northeast Bancorp, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them from Sandler O’Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, telephone: (866) 805-4128.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Questions and Answers about the

Northeast Bancorp Offering

Northeast Bancorp (the “Company”) has filed a registration statement with the Securities and Exchange Commission relating to the proposed public offering of approximately 4,760,000 shares of its common stock (the “Offering”). The common stock being offered by the Company will consist of voting common stock and non-voting common stock.

Do I have to buy shares?

No, you do not have to buy any shares. Whether you choose to do so or not is entirely up to you. You must make your own decision whether to purchase shares based on your own evaluation of your financial situation and the Company’s business as described in the preliminary prospectus. Neither the Company’s Board of Directors, the underwriter, nor Janney Montgomery Scott makes any recommendation as to whether you should purchase shares of the Company’s common stock.

What will the process be if I choose to buy shares?

You should carefully review the preliminary prospectus being delivered along with this document. You should contact Tim Moynihan, of Janney Montgomery Scott, at 617-371-1563, by 12:00 p.m., Eastern time, on May 14, 2012 to provide a verbal indication of interest and complete an account application. Please note that in order to purchase shares in the Offering, you must first set up a general purpose brokerage account with Janney Montgomery Scott. Janney Montgomery Scott will follow all procedures required by the Financial Industry Regulatory Authority, Inc. when opening your account. We cannot open the account for you or provide you any information concerning the Company or the Offering that is not in the preliminary prospectus.

If I choose to buy shares, will I receive voting common stock or non-voting common stock?

Most investors who purchase shares of our common stock in the Offering will receive shares of voting common stock. Investors that are registered bank holding companies, or investors who own more than 4.99% or more than 9.99% of our outstanding common stock may receive shares of non-voting common stock. Please refer to the preliminary prospectus for more information about non-voting common stock.

When will I need to deliver payment for the shares?

When the final offering price has been determined, you will be contacted by Tim Moynihan of Janney Montgomery Scott to confirm your order. Share allocations are not guaranteed until that time. Please note that you are under no obligation to accept your allocation and may cancel your share allocation when contacted. If you wish to accept your allocation, then you must confirm your acceptance of the shares by the time the stock begins to trade. It is imperative that you frequently check your email and voicemail during the next two weeks. If Janney has not heard back from you before the shares begin to trade, then you will not be able to participate in the Offering. You must send in your payment to Janney no later than three business days following the day the stock begins to trade. Shares can be purchased by personal check or wire transfer.

Will I be able to buy shares after the Offering is completed?

The Company’s voting common stock is and will continue to be quoted on the Nasdaq Global Market under the symbol “NBN.” If you do not purchase stock in the Offering you may purchase it in the stock market. The market price may be more or less than the price of the stock in the Offering. You may have to pay brokerage fees as well. Please note that if you are a director, officer or employee of the Company, you will need to comply with the Company’s Insider Trading Policy.

Will the common stock be insured?

No. Like any other common stock, the Company’s common stock is not insured.

Are there risks I should think about?

You should read the preliminary prospectus carefully for full information about the Offering and the business of the Company, including a discussion of many risk factors that are likely to be important to investors.

Who should I contact if I have any questions?

If you have additional questions, contact Tim Moynihan, of Janney Montgomery Scott, at 617-371-1563.

Northeast Bancorp has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Northeast Bancorp has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Northeast Bancorp, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them from Sandler O’Neill + Partners, L.P., 919 Third Avenue, 6th Floor, New York, NY 10022, telephone: (866) 805-4128.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind. Investing in shares of the Company’s common stock is speculative and carries a high degree of risk. Your decision to invest in new issues should be based on your independent review and consideration of your investment objectives, risk tolerance, financial condition and other individual investment considerations. Please read the accompanying preliminary prospectus carefully.